Mail Stop 4628

                                                             December 21, 2018

Via E-mail
Takeshi Idezawa
Chief Executive Officer
Line Kabushiki Kaisha
JR Shinjuku Miraina Tower, 23rd Floor
4-1-6 Shinjuku
Shinjuku-ku, Tokyo, 160-0022, Japan

       Re:     Line Kabushiki Kaisha
               20-F for Fiscal Year Ended December 31, 2017
               Filed March 30, 2018
               File No. 1-37821

Dear Mr. Idezawa:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

General

1. You state on page 25 of the 20-F filed March 31, 2017 that LINE Pay is available to users in Sudan and Syria. The line.me website provides rates for calls to Sudan and Syria.

       As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.
       Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your letter to us dated March 31, 2015, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the
 Takeshi Idezawa
Line Kabushiki Kaisha
December 21, 2018
Page 2
       approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with
       U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                            Sincerely,

                                                            /s/ Cecilia Blye

                                                            Cecilia Blye, Chief
                                                            Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Ji Hyun Shin
       Line Kabushiki Kaisha

       Jinduk Han
       Cleary Gottlieb Steen & Hamilton LLP